SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 333-90618

NOTIFICATION OF LATE FILING

Form 10-Q

For Period Ended: July 31, 2008

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I
REGISTRANT INFORMATION

WAVELIT, INC.
Full Name of Registrant

INFOTEC BUSINESS SYSTEMS, INC.
Former Name if Applicable

1406 - 650 South Grand Avenue
Address of Principal Executive Office (Street and Number)

Los Angeles, California, 90017
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(X) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
expense;

(X) The subject quarterly
report on Form 10-Q will
be filed on or before the fifth calendar day following the
prescribed due date; and

PART III
NARRATIVE

The Form 10-Q for the period ended July 31, 2008 could not be filed within the prescribed time due to the recent acquisition property, building and equipment for our now wholly-owned subsidiary and the time involved in auditing all subsidiaries currently within the corporation.

PART IV
OTHER INFORMATION

Kent Douglas Vaesen, Chief Executive Officer	(604) 294-5360
(Name)	(Area Code) (Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
[x] Yes [_] No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes [x] No

WAVELIT, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	By
September 12, 2008	Kent Douglas Vaesen
Director, President, CEO